

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2007

Mr. Robert Landau
Acting Chief Financial Officer
Pacific Gold Corp.
465 South Meadows Parkway #20
Reno, NV 89521

> **Re:** **Pacific Gold Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 26, 2007**
> **Form 10-QSB for the Quarter Ended September 30, 2007**
> **Filed November 19, 2007**
> **File No. 0-32629**

Dear Mr. Landau:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page F-3

1.   We note you present depreciation below your calculation of 'Gross Margin'. SAB Topic 11:B explains that to avoid placing undue emphasis on cash flow, depreciation should not be positioned in the income statement in a manner which results in reporting a figure of income before depreciation. Please revise your presentation to comply with this guidance, or tell us why you believe a revision is not necessary.

Consolidated Statements of Cash Flows, page F-5

2.   For the year ended December 31, 2006, you present an amount for 'Cash and Cash Equivalents at End of Period' of $174,358. However, per review of your Consolidated Balance Sheet on page F-2, you present total cash as of December 31, 2006 of $86,853. Paragraph seven of SFAS 95 explains that the amount of cash and cash equivalents presented in the statement of cash flows at the beginning and end of the periods presented shall be the same amounts as similarly titled line items in the balance sheet. Please revise your statement of cash flows to comply with this guidance, or tell us why you believe such guidance is not applicable. This comment also applies to your Form 10-QSB for the quarter ended September 30, 2007.

Notes to Consolidated Financial Statements, page F-6

Note 3 Shareholder Note Payable, page F-11

3.   Please advise to whom your shareholder note is payable.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

4.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note that you have replaced the word "report" with "annual report" or "quarterly report" in paragraphs 2, 3, and 4 of the certifications in your Form 10-KSB and 10-QSB. Please revise all future certifications to be in the exact form set forth in Item 601 of Regulation S-B.

Engineering Comments

General

5.   We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

>   "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form XXX, File No. 000-32629. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

6.   Please expand your disclosure to include a risk factor explaining that, if true, your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Nevada Rae Gold Inc., page 4

7.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is

required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

8. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

Pilot Mountain Resources, page 6

9.	Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and is disclosed. Absent this condition, proven and probable reserves should be segregated.

10.	Please remove your disclosure of "possible ore." Refer to Regulation S-K, Item 102, which specifically prohibits the use of terms other than "proven" and "probable" when referring to reserve estimates in documents filed with the Commission.

11.	It is the staff's position that prior to declaring reserves; the company should have obtained a "final" or "bankable" feasibility study, and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities. Revise the filing accordingly.

12.	We note that you have disclosed proven and probable reserves for your property. Please forward to our engineer as supplemental information and not as part of the registration statement, your information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by

Section C of Industry Guide 7 or pursuant to Rule 418(a) of Regulation C. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Description of Property, page 8

13.   Please disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of whether the mining claims are State or Federal lode or placer claims, mineral leases, or mining concessions.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief